1st United Bancorp, Inc.

1 North Federal Highway

Boca Raton, FL 33432

January 16, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Webb, Legal Branch Chief

Re:	1st United Bancorp, Inc.
Registration Statement No. 333-147505

Dear Mr. Webb:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), 1st United Bancorp, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 3:00 p.m. Eastern Time, on Friday, January 18, 2008, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Marybeth Bosko of Gunster, Yoakley & Stewart P.A. at (954) 468-1351 and that such effectiveness also be confirmed in writing.

Yours truly,

1st United Bancorp, Inc.

/s/ John Marino

Name: John Marino

Title: President and Chief Financial Officer

cc:	Marybeth Bosko, Esq.
Gunster, Yoakley & Stewart P.A.